SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

InterMune, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45884X103

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019

(212) 728-8000

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45884X103

1	Names of Reporting Persons Warburg, Pincus Equity Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,357,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,357,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,357,549

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 45884X103

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,357,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,357,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,357,549

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 45884X103

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,357,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,357,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,357,549

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 45884X103

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,357,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,357,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,357,549

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 45884X103

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,357,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,357,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,357,549

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 45884X103

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,357,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,357,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,357,549

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.8%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is being filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of InterMune, Inc., a Delaware corporation (the “Company”), to amend the Schedule 13D filed on December 4, 2003 (the “Original Schedule 13D” and, as amended on February 18, 2004, April 29, 2004, May 5, 2004, May 10, 2004, May 12, 2004, May 14, 2004, May 18, 2004, November 1, 2004, February 16, 2005, March 7, 2005 and by this Amendment No. 11, the “Schedule 13D”).  This Amendment No. 11 is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a limited partnership organized under the laws of Delaware (“WPEP”), Warburg Pincus & Co., a general partnership organized under the laws of New York (“WP”), Warburg Pincus LLC, a limited liability company organized under the laws of New York (“WP LLC”), Warburg Pincus Partners, LLC, a limited liability company organized under the laws of New York (“WPP LLC”), Charles R. Kaye, a United States citizen (“Mr. Kaye”), and Joseph P. Landy, a United States citizen (“Mr. Landy” and together with WP, WP LLC, WPP LLC, WPEP and Mr. Kaye, the “Warburg Pincus Reporting Persons”).  Each of Messrs. Kaye and Landy is a Managing General Partner of WP and a Co-President and Managing Member of WP LLC.  WPEP has two affiliated partnerships: Warburg, Pincus Netherlands Equity Partners I, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP I”), and Warburg, Pincus Netherlands Equity Partners III, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP III”, and together with WPNEP I and WPEP, the “Investors”).  WP, WP LLC and WPEP previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 2.                                                          Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)                                 This Schedule 13D is being filed by the Warburg Pincus Reporting Persons.  The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  WP is the managing member of WPP LLC.  WPP LLC is the general partner of each of the Investors.  WP LLC manages each of the Investors.  Messrs. Kaye and Landy are each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.

(b)                                The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.  The general partners of WP and the members and managing directors of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

(c)                                 The principal business of each Investor is that of a limited partnership engaged in making private equity and related investments.  The principal business of WP is acting as the managing member of WPP LLC.  The principal business of WPP LLC is acting as the general partner to each of the Investors and various other private equity funds.  The principal business of WP LLC is acting as manager of the Investors and various other investment funds.  The principal business of each Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule I hereto.

(d)                                During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the general partners, members or directors named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                 During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the general partners, members or directors named on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                                   WPEP is a limited partnership organized under the laws of Delaware.  WP is a general partnership organized under the laws of the State of New York.  Each of WP LLC and WPP LLC are a limited liability company organized under the laws of New York.  Messrs. Kaye and Landy are citizens of the United States of America. Except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.                                                          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor.  The total amount of funds used by the Investors to purchase 267,100 shares of Common Stock in the open market between March 7, 2005 and March 9, 2005 was $3,028,030.

Item 4.                                                          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

In order to retain its flexibility to increase its holdings of shares of Common Stock, WPEP filed a Notification and Report Form for Certain Mergers and Acquisitions with the Federal Trade Commission under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), and requested early termination of the waiting period pursuant to the HSR Act.  On November 30, 2009, early termination of the waiting period was granted.  As a result, WPEP is permitted under the HSR Act to purchase additional shares of Common Stock such that it could hold in excess of $130.3 million (subject to certain ownership percentage and other limitations in the HSR Act) in total “market value” (as computed pursuant to the HSR Act) of shares of Common Stock at the time of any such purchase.  Subject to market conditions and other factors, the Investors intend to make acquisitions of additional shares of Common Stock from time to time.

Item 5.                                                          Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)                                Due to their respective relationships with the Investors, as of November 30, 2009, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 7,357,549 shares of Common Stock, representing approximately 15.8% of the outstanding shares of Common Stock, based on the 46,669,035 shares of Common Stock outstanding as of October 30, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed with the Securities and Exchange Commission on November 6, 2009 (the “2009 Form 10-Q”).

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b)                               Each of the Warburg Pincus Reporting Persons may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 7,357,549 shares of Common Stock they may be deemed to beneficially own as of November 30, 2009.  Mr. Kaye and Mr. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Investors.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c)                                During the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors.

Item 7.                                                          Materials to Be Filed as Exhibits.

Exhibit 1                                                Amended and Restated Joint Filing Agreement, dated December 1, 2009, by and among WPEP, WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2009	WARBURG, PINCUS EQUITY PARTNERS, L.P.
		By:	Warburg Pincus Partners, LLC,
its General Partner

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: December 1, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: December 1, 2009	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: December 1, 2009	WARBURG PINCUS PARTNERS, LLC
		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: December 1, 2009

	By:	/s/ Scott A. Arenare
		Name:	Charles R. Kaye
		By:	Scott A. Arenare, Attorney-in-Fact*

Dated: December 1, 2009

	By:	/s/ Scott A. Arenare
		Name:	Joseph P. Landy
		By:	Scott A. Arenare, Attorney-in-Fact**

* The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal

Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**
Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

*              New York limited partnership; primary activity is ownership interest in WP

**           Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Stephen John Coates (2)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (2)	Member and Managing Director of WP LLC
Robert Feuer (3)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (4)	Member and Managing Director of WP LLC
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia (4)	Member and Managing Director of WP LLC
Niten Malhan (4)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (5)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (4)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (4)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (6)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (2)	Member and Managing Director of WP LLC

John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Peter Wilson (2)	Member and Managing Director of WP LLC
Jeremy S. Young (2)	Member and Managing Director of WP LLC
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)          Citizen of Hong Kong

(2)          Citizen of United Kingdom

(3)          Citizen of Hungary

(4)          Citizen of India

(5)          Citizen of Italy

(6)          Citizen of Canada

As of December 1, 2009